Filed Pursuant to Rule 433
Registration No. 333-156143
$500,000,000
ACE INA HOLDINGS INC.
5.90% Senior Notes due 2019
Fully and Unconditionally Guaranteed by
ACE Limited
FINAL TERM SHEET
Dated: June 3, 2009

Issuer:	ACE INA Holdings Inc.
Guarantor:	ACE Limited
Issue Ratings:	Moody’s — A3 S&P — A- Fitch — A
Security Type:	SEC Registered Senior Unsecured Notes
Size:	$500,000,000
Trade Date:	June 3, 2009
Maturity Date:	June 15, 2019
Coupon (Interest Rate)	5.90%
Issue Price:	99.046% of principal amount
Yield to Maturity:	6.028%
Spread to Benchmark Treasury:	+245 bps
Benchmark Treasury:	UST 3.125% due May 2019
Benchmark Treasury Price and Yield:	96-07+; 3.578%
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2009
Redemption Provision:	Make Whole Call — UST +40 bps Redemption for Changes in Withholding Taxes — Par
Net Proceeds to ACE INA (before expenses)	$491,980,000
Settlement Date:	T+3 (June 8, 2009)
Book-Running Managers:	Morgan Stanley & Co. Incorporated Barclays Capital Inc. RBS Securities Inc.
Co-Managers:	Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
ANZ Securities, Inc.
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Lloyds TSB Bank plc
CUSIP:	00440E AM 9
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, Barclays Capital Inc. toll-free at 1-888-227-2275, ext. 2663 or RBS Securities Inc. toll-free at 1-866-884-2071.
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